SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               RESPONSE USA, INC.
                                (Name of Issuer)

                         Common Stock, $0.008 Par Value
                         (Title of Class of Securities)

                                  761235506000
                                 (CUSIP Number)



                             Mark A. Rosenbaum, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 28, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D

-----------------------------------       -------------------------------------
CUSIP No.  000089365P1                                     Page   2 of 10
-----------------------------------       -------------------------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Partners, L.P.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            |_|

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-------------------------------------------------------------------------------
     NUMBER OF              7        SOLE VOTING POWER              0
      SHARES
                     ----------------------------------------------------------
   BENEFICIALLY
     OWNED BY               8        SHARED VOTING POWER            0
                     ----------------------------------------------------------
       EACH
     REPORTING              9        SOLE DISPOSITIVE POWER         0
                     ----------------------------------------------------------
    PERSON WITH
                           10        SHARED DISPOSITIVE POWER       0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------       -------------------------------------
CUSIP No.  000089365P1                                     Page   3 of 10
-----------------------------------       -------------------------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Management, L.P.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            |_|

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-------------------------------------------------------------------------------
     NUMBER OF              7        SOLE VOTING POWER              0
      SHARES
                     ----------------------------------------------------------
   BENEFICIALLY
     OWNED BY               8        SHARED VOTING POWER            0
                     ----------------------------------------------------------
       EACH
     REPORTING              9        SOLE DISPOSITIVE POWER         0
                     ----------------------------------------------------------
    PERSON WITH
                           10        SHARED DISPOSITIVE POWER       0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------       -------------------------------------
CUSIP No.  000089365P1                                     Page   4 of 10
-----------------------------------       -------------------------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TJS Corporation
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            |_|

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-------------------------------------------------------------------------------
     NUMBER OF              7        SOLE VOTING POWER              0
      SHARES
                     ----------------------------------------------------------
   BENEFICIALLY
     OWNED BY               8        SHARED VOTING POWER            0
                     ----------------------------------------------------------
       EACH
     REPORTING              9        SOLE DISPOSITIVE POWER         0
                     ----------------------------------------------------------
    PERSON WITH
                           10        SHARED DISPOSITIVE POWER       0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------------       -------------------------------------
CUSIP No.  000089365P1                                     Page   5 of 10
-----------------------------------       -------------------------------------
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Thomas J. Salvatore
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-------------------------------------------------------------------------------
     NUMBER OF              7        SOLE VOTING POWER              0
      SHARES
                     ----------------------------------------------------------
   BENEFICIALLY
     OWNED BY               8        SHARED VOTING POWER            0
                     ----------------------------------------------------------
       EACH
     REPORTING              9        SOLE DISPOSITIVE POWER         0
                     ----------------------------------------------------------
    PERSON WITH
                           10        SHARED DISPOSITIVE POWER       0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

     This Statement on Schedule 13D, dated January 7, 1999, as heretofore amended by Schedule 13D/A, Amendment No. 3 dated August 31, 1998 (as amended the "Schedule 13D"), which was filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation and Thomas J. Salvatore, with regard to their respective beneficial ownership of shares of Common Stock, $0.008 par value (the "Shares"), of RESPONSE USA, Inc., a Delaware corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D/A, Amendment No. 4 relates to the Shares of the Company.

     The address of the Company's principal executive offices is 11-H Princess Road, Lawrenceville, New Jersey 08648.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of TJS Partners, L.P., TJS Management, L.P., TJS Corporation, and Thomas J. Salvatore (collectively, the "Filing Persons").

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) TJS PARTNERS, L.P. TJS Partners, L.P. is a New York limited partnership. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Partners, L.P. are TJS Management, L.P. and Thomas J. Salvatore (see paragraphs (2) and (4) below). TJS Partners, L.P. hereinafter shall be referred to as the "Partnership."

     (2) TJS MANAGEMENT, L.P. TJS Management, L.P.'s principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The general partners of TJS Management, L.P. are TJS Corporation and Mr. Salvatore (see paragraphs (3) and (4) below).

     (3) TJS CORPORATION. TJS Corporation is a Delaware corporation. Its principal business is investment, and the address of its principal business and principal office is 115 East Putnam Avenue, Greenwich, Connecticut 06830. TJS Corporation's controlling stockholder is Mr. Salvatore. TJS Corporation's sole director and executive officer is Mr. Salvatore who is its President (see paragraph (4) below).

     (4) THOMAS J. SALVATORE. Mr. Salvatore is a citizen of the United States of America, and his business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830. His present principal employment is as an investor. Mr. Salvatore is President of TJS Corporation.

     During the last five years, none of the Filing Persons and no director or executive officer of TJS Corporation, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended to add the following paragraph thereto:

     Between December 7, 1998 and January 7, 1999, the Partnership sold an aggregate of 930,050 Shares for an aggregate sale price (excluding commissions) of approximately $2,974,057.47. The Partnership is no longer beneficial owner of any Shares.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated as follows:

     As of the date of this statement, the Partnership is not the direct beneficial owner of any Shares.

     Schedule A hereto describes transactions in the Shares effected during the 60 days preceding December 28, 1998 and subsequently to the date hereof.

     Except as set forth herein, neither the Partnership nor any of the other Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 7, 1999


                                          TJS PARTNERS, L.P.

                                            By: TJS MANAGEMENT, L.P., as
                                                     General Partner


                                              By: /S/ THOMAS J. SALVATORE
                                                  Thomas J. Salvatore, as
                                                  General Partner


                                          TJS MANAGEMENT, L.P.


                                            By: /S/ THOMAS J. SALVATORE
                                                Thomas J. Salvatore, as
                                                General Partner


                                          TJS CORPORATION


                                            By: /S/ THOMAS J. SALVATORE
                                                 Thomas J. Salvatore
                                                 President


                                          /S/ THOMAS J. SALVATORE
                                          Thomas J. Salvatore

                                                                     Schedule A


The following table sets forth certain information concerning the Shares sold by the Partnership during the 60 days preceding December 28, 1998 and subsequently to the date hereof. All sales were made through brokerage transactions on the American Stock Exchange.


                                                           Approximate
                                                           Sale Price
                                                           Per Share
                          No. of Shares                   (Exclusive of
Date of Sale                Sold                           Commissions)
------------             -------------                  ----------------
12/17/98                     3,000                             $3.75
12/18/98                    10,000                             $3.54
12/21/98                     1,000                             $3.50
12/22/98                    61,500                             $3.25
12/28/98                    28,000                             $3.55
12/29/98                   107,500                             $3.35
12/30/98                   350,000                             $3.00
12/31/98                   100,000                             $3.19
 1/04/99                    39,000                             $3.49
 1/06/99                     2,000                             $3.44
 1/07/99                   228,050                             $3.29